Exhibit 99.1

The Consolidated
Financial Statements of
Imdecol Ltd.
As of December 31, 2018

 Imdecol Ltd.

Financial Statements as of December 31, 2018

Table of Contents

Page

Independent Auditor’s Report	1

Balance Sheets	2-3

Statement of Operations	4

Statements of Stockholders’ Deficit	5

Statement of Cash Flows	6

Notes to the Financial Statements	7-15

i

Independent Auditor’s Report

To the Board of Directors and/or Shareholders

We have audited the accompanying financial statements of Imdecol Ltd., which comprise the balance sheet as of December 31, 2018, and the related statements of operation, stockholders’ deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Imdecol Ltd. as of December 31, 2018, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Alan Moldof

Jerusalem, Israel

24/07/19

Imdecol Ltd.
Balance Sheets

		As of December 31 2018
	Notes	$
ASSETS
Curret Assets
Cash and cash equivalents		77,666
Accounts receivable		358,503
Other receivables	4	173,952
Inventories	3	550,802
Total Curret Assets		1,160,923

Deferred tax assets		130,398

Fixed Assets, Net	5	100,482

TOTAL ASSETS		1,391,803

 Imdecol Ltd.
Balance Sheets

		As of
		December 31
		2018
	Notes	$
LIABILITY AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Short-term credit	6	332,708
Accounts payable	7	941,339
Other payables	8	440,337

Total Current Liabilities		1,714,384

Non Current Liabilities
Bank loans	9	169,979
Loan from related party		33,351
		203,330

Employee benefit obligations	10	151,011

Total Liabilities		2,068,725

Stockholders’ deficit
Common stock, 1 NIS par value; 36,600 share authorized; 130 shares issued and outstanding at December 31, 2018 and 2017.	11	27
Other comprehensive income		(54,384)
Accumulated deficit		(622,565)

Total stockholders’ deficit		(676,922)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT		1,391,803

Director

May 20, 2019

The accompanying notes are an integral part of that financial statements.

 Imdecol Ltd.

Statement of Operations

		Year ended December 31 2018
		$
Revenues		5,379,440
Cost of sales		(3,724,671)
Gross profit		1,654,769
General and administrative costs		(1,296,885)
Profit before finance costs		357,884
Finance costs, net	13	(94,602)
Profit before taxation		263,282
Income tax expense		(73,971)
Net profit		189,311

Net Profit per common share - basic and diluted
Net Profit per share attributable to common stockholders		1,456.24
Weighted-average number of common shares outstanding		130

The accompanying notes are an integral part of that financial statements.

 Imdecol Ltd.

Statements of Stockholders’ Deficit

			Other	Accumulated	Total
			comprehensive	eqity	shareholders’
		Amount	income	(deficit)	deficit
	Shares	$
December 31, 2017	13,517,625,000	27	(120,681)	(811,876)	(932,530)
Profit for the year	-	-	66,297	189,311	255,608
Balance of December 31, 2018	130	27	(54,384)	(622,565)	(676,922)

The accompanying notes are an integral part of that financial statements.

 Imdecol Ltd.

Statement of Cash Flows

Year ended December 31 2018
$
Cash flows from operating activities
Net profit	189,311

Adjustments for non-cash income and expenses
Provision for severance pay	30,668
Depreciation	24,023
Changes in other comprehensive income	66,297
Decrease in deferred tax assets	87,269
208,257
Changes in operating assets and liabilities
Decrease in accounts receivable	196,885
Decrease in other receivables	111,912
Decrease in inventory	253,846
Decrease in accounts payable	(772,198)
Decrease in other payables	(390,897)
(600,452)
Net cash used in operating activities	(202,884)

Cash flows from investing activities
Acquisition of fixed assets	(2,444)
Net cash used in investing activities	(2,444)

Cash flows from financing activities
Proceeds from short term loan from banks	53,557
Repayment of long terms loans	(17,298)
Proceeds from loan with related parties	133,405
Net cash earned in financing activities	169,664

Decrease in cash and cash equivalents	(35,664)
Cash and cash equivalents at the beginning of the year	113,330
Cash and cash equivalents at the end of the year	77,666

The accompanying notes are an integral part of that financial statements.

Imdecol Ltd.

Notes to the Financial Statements

Note 1 - Nature of business of presentation

Imdecol Ltd. (the “Company”) is an Israeli privately owned company, Established in 1998.

Imdecol is a leading supplier of high-performance Tailor made robotic systems for the Industrial market.

Specializing in IML solutions for the plastic industry and automation systems for vast range of industries

Basis of Presentation

The Company maintains its accounting records on an accrual basis in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

These financial statements are presented in US dollars.

Fiscal Year End

The Corporation has adopted a fiscal year end of December 31.

Note 2 - Summary of significant accounting policies

The principal accounting policies are set out below, these policies have been consistently applied to the period presented, unless otherwise stated:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currencies

Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are recorded to other comprehensive income (“OCI”).

Cash and cash equivalents

Cash and equivalents include investments with initial maturities of three months or less. The Company maintains its cash balances at credit-worthy financial institutions that are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000.

Accounts Receivable

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Based on historical collection activity, the Company had no allowances for bad debts at December 31, 2018 and 2017.

Inventories

Inventories are stated at average cost, subject to the lower of cost or market. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories. We regularly review inventory quantities on hand, future purchase commitments with our suppliers, and the estimated utility of our inventory. If our review indicates a reduction in utility below carrying value, we reduce our inventory to a new cost basis through a charge to cost of revenue. The determination of market value and the estimated volume of demand used in the lower of cost or market analysis require significant judgment.

Imdecol Ltd.

Notes to the Financial Statements

Note 2 - Summary of significant accounting policies (Cont.)

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Major repairs and betterments that significantly extend original useful lives or improve productivity are capitalized and depreciated over the period benefited. Maintenance and repairs are expensed as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using shorter of useful live of the property or the unit of depletion method. For shorter-lived assets the straight-line method over estimated lives ranging from 3 to 10 years is used as follows:

Furniture	6-7 years

Capital Improvements	10 years

Computers and Electronic Equipments	3-10 years

Impairment Long-Lived Assets

For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The Company assesses the impairment of long-lived assets (including identifiable intangible assets) annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

When management determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we test for any impairment based on a projected undiscounted cash flow method. Projected future operating results and cash flows of the asset or asset group are used to establish the fair value used in evaluating the carrying value of long-lived and intangible assets. The Company estimates the future cash flows of the long-lived assets using current and long-term financial forecasts. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If this were the case, an impairment loss would be recognized. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are carried at amortized cost and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services.

Earnings per Share

The Company computes net loss per share in accordance with ASC 260, “Earnings Per Share” ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potential dilutive common shares, which comprise options granted to employees. As December 31, 2018, the Company had no potentially dilutive shares.

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740, “Income Taxes.” Under the asset and liability method, deferred tax assets and liabilities are recognized for the future consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (temporary differences). Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are recovered or settled. Valuation allowances for deferred tax assets are established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Revenue Recognition

The Company recognizes revenue when all of the following have occurred: persuasive evidence of an agreement with the customer exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectability of the selling price is reasonably assured.

Imdecol Ltd.

Notes to the Financial Statements

Note 2 - Summary of significant accounting policies (Cont.)

Cost of Sales

Cost of sales includes all of the costs to manufacture the Company’s products. For products manufactured in the Company’s own facilities, such costs include raw materials and supplies, direct labour and factory overhead. For products manufactured for the Company by third-party contractors, such cost represents the amounts invoiced by the contractors.

Fair Value of Financial Instruments

The Company measures assets and liabilities at fair value based on an expected exit price as defined by the authoritative guidance on fair value measurements, which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level.

The following are the hierarchical levels of inputs to measure fair value:

-       Level 1: Quoted prices in active markets for identical instruments;

-       Level 2: Other significant observable inputs (including quoted prices in active markets for similar instruments);

-       Level 3: Significant unobservable inputs (including assumptions in determining the fair value of certain investments).

Recently Issued Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-11 “Simplifying the Measurement of Inventory”; guidance which requires inventory within the scope of the standard to be measured at the lower of cost and net realizable value. Previous guidance required inventory to be measured at the lower of cost or market (where market was defined as replacement cost, with a ceiling of net realizable value and floor of net realizable value less a normal profit margin). The updated guidance is effective for interim and annual reporting periods beginning after December 15, 2016, with early adoption permitted. There were various other updates recently issued, none of which are expected to a have a material impact on the Company’s financial position, results of operations or cash flows.

Note 3 - Inventories

As of December 31 2018
$
Raw material	178,312
Work in process	372,490
Total inventory	550,802

Imdecol Ltd.

Notes to the Financial Statements

Note 4 - Other receivables

As of December 31 2018
$
Advance payments to suppliers	29,103
Prepaid expenses	20,148
Institutions	11,335
Related parties	113,366
173,952

Note 5 - Fixed Assets, Net

			Capital
	Vehicles	Furniture	Improvments	Total
	$
Cost
Balance as at January 1, 2018	-	149,344	139,150	288,494
Current year	-	2,444	-	2,444
Balance as at December 31, 2018	-	151,788	139,150	290,938

Accumulated Depreciation
Balance as at January 1, 2018	-	117,323	49,110	166,433
Disposals	-	11,158	12,865	24,023
Balance as at December 31, 2018	-	128,481	61,975	190,456

Fixed Assets, Net as at December 31, 2018	-	23,307	77,175	100,482

Note 6 - Short-term credit

As of December 31 2018
$
Short term loan	53,557
Current maturities	279,151
332,708

Imdecol Ltd.

Notes to the Financial Statements

Note 7 - Accounts payable

As of December 31 2018
$
Trade creditors	636,252
Outstanding checks	305,087
941,339

Note 8 - Other payables

As of December 31 2018
$
Institutions	31,175
Accrued expenses	141,131
Advance from customers	116,851
Employees	151,180
440,337

Note 9 - Bank loans

The loans are:

		As of December 31 2018
	interest rates	$
Linked to the prime interest rate	3.5-4.5%	77,097
Linked to the prime interest rate	5.1-6.3%	271,979
		349,076

Imdecol Ltd.

Notes to the Financial Statements

Note 10 - Employee benefit obligations

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances.

The following principal plans relate to the employees in Israel:

Most of the company’s employees are subject to higher deposit fund which eliminate the company from any obligation (according to paragraph 14 of the Severance Pay Law (1963)).

For the employees whom are not subject paragraph 14, the Company’s liability for severance pay for its employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability for all of its Israeli employees is partially provided for by monthly deposits in insurance policies and the remainder by an accrual in the financial statements. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits/loss accumulated up to the balance sheet date. The value of the deposited funds is based on current redemption value of these policies. Withdrawals from the funds may be made only upon termination of employment.

Note 11 - Capital Stock

Common stock

Common stock, 1 NIS par value; 36,600 share authorized; 130 shares issued and outstanding at December 31, 2018 and 2017.

Imdecol Ltd.

Notes to the Financial Statements

Note 12 - Income taxes

The provision (benefit) for income taxes for the years ended December 31, 2018 and December 31, 2017 was follows (assuming a 23% effective tax rate):

December 31,
2018
$
Current tax provision:
Federal-	-
Taxable income	-
Total current tax provision	-

December 31,
2018
$
Deferred Tax Provision:
Federal-
Loss carry forwards	(73,971)
Change in valuation allowance	73,971
Total deferred tax provision	-

The Company had deferred income tax assets as of December 31, 2018 and December 31, 2017 as follows:

December 31
2018
$
Loss carryforwards	130,398
Less - Valuation allowance	(130,398)
Total net deferred tax assets	-

The Company provided a valuation allowance equal to the deferred income tax assets for year ended December 31, 2018 because it is not presently known whether future taxable income will be sufficient to utilize the loss carryforwards.

As of December 31, 2018, the Company had approximately $676,922 in tax loss carryforwards that can be utilized future periods to reduce taxable income.

The Company did not identify any material uncertain tax positions. The Company did not recognize any interest or penalties for unrecognized tax benefits.

Imdecol Ltd.

Notes to the Financial Statements

Note 13 - Finance costs,/income, net

Year ended December 31 2018
$
Finance costs
Bank institutions	47,914
Others	3,354
Institutions	1,470
Exchange rate differences	41,864
94,602

Note 14 - Related party transactions

Details of transaction between the Company and related parties are disclosed below:

The following entities have been identified as related parties:

Ben Zion Katz	-Director and greater than 10% stockholder
Ayelet Hayak	-CEO and Greater than 10% stockholder

The following balances exist with related parties:

Year ended December 31 2018
$
Short term loan to Related Parties	(113,366)
Current mturiality of long term loans	100,053
Long term loan from Related Parties	33,351
Payables - Related parties	4,279
24,317

INCOME STATEMENT

The following transactions were carried out with related parties:

Year ended December 31 2018
$
Directors and CEO compensation	291,110

Imdecol Ltd.

Notes to the Financial Statements

Note 15 - Subsequent events

On March 19, 2019 B.O.S. Better Online Solutions Ltd. (“BOS”), signed a definitive agreement to purchase the assets of Imdecol Ltd., a global integrator and manufacturer of automatic and robotic systems that enhance the productivity of production lines. The transaction is expected to close by June 1, 2019.

The purchase price of Imdecol’s business is based on a multiple of four times the average annual operating profit of Imdecol’s business for the years 2017, 2018, 2019 and for the 12 months ended June 30, 2020.

The purchase price consists of a combination of cash and ordinary shares of BOS, payable as follows:

●	NIS 1 million (approximately $280,000) was paid to Imdecol upon signing the definitive agreement. This amount was extended initially as a bridge loan, which bears interest at 10% per annum and is secured by a first degree fixed pledge and charge on the shares of the shareholders of Imdecol. At closing, the loan shall be applied towards the purchase price. The loan shall become due and payable if closing is not effected by August 31, 2019.

●	An additional NIS 4.5 million (approximately $1.25 million) shall be paid to Imdecol at closing.

●	NIS 1.5 million (approximately $417,000) shall be paid to Imdecol no later than August 2020, by way of issuance of BOS’s ordinary shares. The value of the ordinary shares will be determined according to their market price prior to issuance and the shares will be subject to a lock-up period until June 2022.

●	An additional amount in cash may be paid by August 2020, based on the performance of the Imdecol business through June 2020.

●	In addition, BOS will acquire Imdecol’s inventory at its book value on the closing date, which is estimated at NIS 2.6 million (approximately $720,000). BOS will pay an advance of NIS 1.5 million (approximately $417,000) upon closing and the balance will be paid on an ongoing basis as the inventory is consumed. The cash portion of the acquisition price will be financed mainly through a combination of commercial bank loans and internal cash resources.

In accordance with ASC 855-10, Company management reviewed all material events through the date of this report and determined that there are no additional material subsequent events to report.